Bank of America Plaza 101 East Kennedy Boulevard Suite 2800 Tampa, Florida 33602	813.229.7600 813.229.1660 fax

julio c. esquivel

(813) 227-2325

jesquivel@shumaker.com

December 31, 2024

Via Edgar

Joseph McCann and Chris Edwards, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Oragenics, Inc.
Registration Statement on Form S-1
Filed December 18, 2024
File No. 333-283927

Dear Mr. McCann:

Set forth below is the response of Oragenics, Inc. (the “Company”) to the Staff of the Division of Corporation Finance’s comment letter dated December 30, 2024, with respect to the Company’s Registration Statement on Form S-3 (333-283927) filed on December 18, 2024. For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s response.

Comments

Registration Statement on Form S-1

Cover Page

1.	Please revise the header information to clarify that the Units may contain pre-funded warrants. Please also include the placement agent warrants in the header.

Response:	The Company has amended the header information in its Form S-1 to clarify the Units may contain Pre-Funded Warrants and to include the Placement Agent Warrants.

Securities and Exchange Commission

December 31, 2024

Should you have any questions or clarifications of the matters raised in this letter please contact the undersigned at (813) 229-7600.

Sincerely,

/s/Julio C. Esquivel
Julio C. Esquivel

c: Janet Huffman, Chief Financial Officer, Oragenics, Inc.